

To the Holders of:
Structured Asset Trust Unit Repackagings (Saturns)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust
CUSIP NO. 12496DAA5

Distribution Date January 25, 2012

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

Begginning Principal Amount	Principal Payment	Ending Principal Amount	Fixed Rate	Day Count	Fixed Interest Amount Due	Aggregate Interest Due and Unpaid	Total Distribution
$23,000,000.00	$1,000,000.00	$22,000,000.00	5.15000%	30/360	$98,708.33	$0.00	$1,098,708.33

Additional Information		
Swap Counterparty Payment Amount to Trustee	$	99,915.83
Trustee Payment to Swap Counterparty	$	158,250.00
Trustee Fees	$	416.67
Expense Account Deposit	$	790.83

	Original Ratings		Current Ratings			
CUSIP	Moody's	S & P	Moody's	Date	S & P	Date
12496DAA5	A3	A-	Ba1	18-Mar-11	BBB-	5-Mar-10

	Original Ratings				Current Ratings						
Underlying Security	Moody's	S&P	Maturity Date	CUSIP No.	Moody's	S&P	Interest Rate	Beginning Principal Balance	INT Payment Received	PRI Payment Received	Ending Principal Balance
Bank of America Corporation 4.875% Senior Notes due 2013	Aa2	A+	January 15, 2013	060505AX2	Baa1	A-	4.8750%	$1,000,000	$24,375		$1,000,000
Bank One Corporation 5.25% Subordinated Notes due 2013	A1	A-	January 30, 2013	06423AAS2	A1	A-	5.2500%	$1,000,000			$1,000,000
BB&T Corporation 4.75% Subordinated Notes due 2012	A2	A-	October 1, 2012	054937AD9	A3	BBB+	4.7500%	$1,000,000			$1,000,000
Boeing Capital Corporation 5.80% Senior Notes due 2013	A3	A	January 15, 2013	097014AH7	A2	A	5.8000%	$1,000,000	$29,000		$1,000,000
Campbell Soup Company 5.00% Notes due 2012	A3	A	December 3, 2012	134429AR0	A2	A-	5.0000%	$1,000,000			$1,000,000
Citigroup Inc. 5.625% Subordinated Notes due 2012	Aa2	A+	August 27, 2012	172967BP5	Baa1	BBB+	5.6250%	$1,000,000			$1,000,000
ConocoPhillips 4.75% Notes due 2012	A3	A-	October 15, 2012	20825CAE4	A1	A (Watch Neg)	4.7500%	$1,000,000			$1,000,000
Credit Suisse First Boston (USA), Inc. 6.50% Notes due January 15, 2012	Aa3	A+	January 15, 2012	22541LAC7	WR	NR	6.5000%	$1,000,000	$32,500	$1,000,000	$0
Dominion Resources, Inc. 2002 Series C 5.70% Senior Notes due 2012	Baa1	BBB+	September 17, 2012	257469AF3	Baa2	A-	5.7000%	$1,000,000			$1,000,000
The Dow Chemical Company 6% Notes due 2012	A3	A-	October 1, 2012	260543BR3	Baa3	BBB	6.0000%	$1,000,000			$1,000,000
Duke Energy Corporation 5.625% Senior Notes due 2012	Baa1	BBB+	November 30, 2012	264399EF9	A3	A-	5.6250%	$1,000,000			$1,000,000
General Electric Company 5% Notes due 2013	Aaa	AAA	February 1, 2013	369604AY9	Aa2	AA+	5.0000%	$1,000,000			$1,000,000
General Motors Acceptance Corporation 6.875% Notes due August 28, 2012	A3	BBB	August 28, 2012	370425SE1	B1	B+	6.8750%	$1,000,000			$1,000,000
The Goldman Sachs Group, Inc. 4.750% Notes due 2013	Aa3	A+	July 15, 2013	38141GDK7	A1	A-	5.7500%	$1,000,000	$23,750		$1,000,000
John Deere Capital Corporation 5.10% Global Debentures due January 15, 2	A3	A-	January 15, 2013	244217BK0	A2	A	5.1000%	$1,000,000	$25,500		$1,000,000
Johnson & Johnson 3.80% Debentures due May 15, 2013	Aaa	AAA	May 15, 2013	478160AM6	Aaa	AAA	3.8000%	$1,000,000			$1,000,000
Limited Brands, Inc. 6.125% Notes due December 1, 2012	Baa1	BBB+	December 1, 2012	532716AH0	Ba2	BB+	6.1250%	$1,000,000			$1,000,000
Marsh and McLennan Companies, Inc. 4.850% Senior Notes due 2013	A2	AA-	February 15, 2013	571748AJ1	Baa2	BBB-	4.8500%	$1,000,000			$1,000,000
Merck & Co., Inc. 4.375% Notes due 2013	Aaa	AAA	February 15, 2013	589331AH0	Aa3	AA	4.3750%	$1,000,000			$1,000,000
SBC Communications Inc. 5.875% Global Notes Due August 15, 2012	A1	A+	August 15, 2012	78387GAK9	A2	A-	5.8750%	$1,000,000			$1,000,000
Verizon Virginia Inc. 4.625% Debentures, Series A, due 2013	Aa3	A+	March 15, 2013	92345NAA8	WR	A-	4.6250%	$1,000,000			$1,000,000
Wal-Mart Stores, Inc. 4.55% Notes Due 2013	Aa2	AA	May 1, 2013	931142BT9	Aa2	AA	4.5500%	$1,000,000			$1,000,000
Consolidated Edison Company of New York, Inc. 5.625% Debentures, Series 2002 A due 2012	A1	A	July 1, 2012	209111DZ3	A3	A-	5.6250%	$1,000,000	$23,125		$1,000,000
								$23,000,000			
								TOTAL	$158,250	$1,000,000	$22,000,000

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.

It is included for the convenience of the Holders.